RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated July 8, 2014 To the Product Prospectus Supplement ERN-EI-1 Dated July 25, 2013, Prospectus Supplement Dated July 23, 2013, and Prospectus, Dated July 23, 2013	$3,000,000 Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Barrier Booster Notes (the “Notes”) linked to the performance of the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index (each, an “Index” and together, the “Indices”).

If the Percentage Change of the Worst Performing Index (each as defined below) is equal to or greater than the Barrier Percentage of   -31% but does not exceed the Booster Percentage of 12%, the Notes provide a fixed return equal to the Principal Amount plus the Booster Coupon. If the Percentage Change of the Worst Performing Index exceeds the Booster Percentage of 12%, the Notes provide a one-for-one positive return based upon the increase in the level of the Worst Performing Index, up to the Maximum Redemption Amount of 150%. However, if the Percentage Change of the Worst Performing Index is negative by more than the Barrier Percentage of -31%, you will receive an amount at maturity that is proportionate to the decrease in the Worst Performing Index over the term of the Notes, and you may lose up to 100% of your initial investment.  Any payments on the Notes are subject to our credit risk.

Issue Date: July 11, 2014

Maturity Date: January 11, 2018

The Notes do not pay interest.  The Notes will not be listed on any securities exchange.

The CUSIP number for the Notes is 78010UM61.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated July 25, 2013, and “Selected Risk Considerations” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$3,000,000
Underwriting discounts and commissions	3.50%	$105,000
Proceeds to Royal Bank of Canada	96.50%	$2,895,000

The initial estimated value of the Notes as of the date of this pricing supplement is $925.24 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $35.00 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $35.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	The MSCI EAFE Index (Bloomberg ticker: MXEA) (the “MXEA”) and the EURO STOXX 50® Index (Bloomberg ticker: SX5E) (the “SX5E”)

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	July 8, 2014

Issue Date:	July 11, 2014

CUSIP:	78010UM61

Valuation Date:	January 8, 2018

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change of the Worst Performing Index is greater than the Booster Percentage, then the investor will receive an amount equal to:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Index)

(However, the positive return on the Notes will be limited to the Maximum Redemption Amount of 150%.)

If, on the Valuation Date, the Percentage Change of the Worst Performing Index is greater than or equal to the Barrier Percentage, but does not exceed the Booster Percentage, then the investor will receive an amount equal to the Principal Amount plus the Booster Coupon.

If, on the Valuation Date, the Percentage Change of the Worst Performing Index is negative, by more than the Barrier Percentage (that is, the Percentage Change of the Worst Performing Index is between -31.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Index)

In this case, you will lose all or a portion of the Principal Amount of the Notes.

Worst Performing Index:	The Index with the lowest Percentage Change.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

Percentage Change:	For each Index, the Percentage Change is calculated using the following formula, and expressed as a percentage: Final Level - Initial Level Initial Level

Initial Level:	1,964.55 with respect to the MXEA and 3,184.38 with respect to the SX5E, each of which was its closing level on the pricing date.

Final Level:	With respect to each Index, its closing level on the Valuation Date.

Maximum Redemption Amount:	150% of the Principal Amount.

Booster Percentage:	12%

Booster Coupon:	12% of the Principal Amount.

Barrier Percentage:	-31%

Barrier Level:	1,355.54 with respect to the MXEA and 2,197.22 with respect to the SX5E, each of which is 69% of its Initial Level, rounded to two decimal places.

Maturity Date:	January 11, 2018, subject to extension for market and other disruptions, as described in the product prospectus supplement dated July 25, 2013.

Term:	Approximately three and a half years

Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your Principal Amount at maturity if the Final Level of the Worst Performing Index is less than its Barrier Level.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion belowunder “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 25, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Worst Performing Index used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of either Index on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a hypothetical Initial Level of 100.00 for each Index and that no market disruption event occurs on the Valuation Date, and reflect the Barrier Percentage of -31% (the Barrier Level for each Index is 69% of the applicable Initial Level), the Booster Percentage of 12%, the Booster Coupon of 12% of the Principal Amount, and the Maximum Redemption of 150% of the Principal Amount.

	Example 1		Example 2		Example 3		Example 4		Example 5
	SX5E	MXEA	SX5E	MXEA	SX5E	MXEA	SX5E	MXEA	SX5E	MXEA
Initial Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Barrier Levels	69.00	69.00	69.00	69.00	69.00	69.00	69.00	69.00	69.00	69.00
Percentage Changes on the Valuation Date	135.00/ 35.00%	105.00/ 5.00%	135.00/ 35.00%	150.00/ 50.00%	160.00/ 60.00%	170.00/ 70.00%	85.00/ -15.00%	130.00/ 30.00%	120.00/ 20.00%	60.00/ -40.00%
Return of the Notes	12.00%		35%		50%		12.00%		-40.00%
Payment at Maturity per Note	$1,120.00		$1,350.00		$1,500.00		$1,120.00		$600.00

Example 1—	The MXEA is the Worst Performing Index and its Percentage Change is positive, but less than the Booster Percentage.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 12%) = $1,000 + $120 = $1,120

	On a $1,000 investment, a 5% Percentage Change of the Worst Performing Index results in a Payment at Maturity of $1,120, a 12% return on the Notes.

Example 2—	The SX5E is the Worst Performing Index and its Percentage Change is positive and exceeds the Booster Percentage but is less than 50%.

	Percentage Change:	35%

	Payment at Maturity:	$1,000 + ($1,000 x 35%) = $1,000 + $350 = $1,350

	On a $1,000 investment, a 35% Percentage Change of the Worst Performing Index results in a Payment at Maturity of $1,350, a 35% return on the Notes.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

Example 3—	The SX5E is the Worst Performing Index and its Percentage Change is positive and exceeds 50%.

	Percentage Change:	60%

	Payment at Maturity:	$1,000 + ($1,000 x 50%) = $1,000 + $500 = $1,500

	On a $1,000 investment, a 60% Percentage Change of the Worst Performing Index results in a Payment at Maturity of $1,500, a 50% return on the Notes.

Example 4—	The SX5E is the Worst Performing Index and its Percentage Change is negative (but not less than the Barrier Percentage).

	Percentage Change:	-15%

	Payment at Maturity:	$1,000 + ($1,000 x 12%) = $1,000 + $120 = $1,120

	On a $1,000 investment, a -15% Percentage Change of the Worst Performing Index results in a Payment at Maturity of $1,120, a 12% return on the Notes.

Example 5—	The MXEA is the Worst Performing Index and its Percentage Change is negative (and less than the Barrier Percentage).

	Percentage Change:	-40%

	Payment at Maturity:	$1,000 + ($1,000 x -40%) = $1,000 - $400 = $600

	On a $1,000 investment, a -40% Percentage Change of the Worst Performing Index results in a Payment at Maturity of $600, a -40% return on the Notes.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the securities included in the Indices.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose some or all of their principal amount if the level of the Worst Performing Index declines by more the Barrier Percentage.  In such a case, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level of the Worst Performing Index is less than its Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Payment at Maturity Will Be Determined Solely by Reference to the Worst Performing Index, Even if the Other Index Performs Better —Your Payment at Maturity will be determined by reference to the performance of the Worst Performing Index.  Even if the Final Level of the other Index has increased compared to the Worst Performing Index, or has experienced a decrease that is less than that of the Worst Performing Index, your return will only be determined by reference to the performance of the Worst Performing Index.  It is possible that the level of both Indices will decline to Final Levels that are less than the applicable Barrier Levels.

•
Your Payment on the Notes Will Be Determined by Reference to Each Index Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Worst Performing Index –The Payment at Maturity will be determined only by reference to the performance of the Worst Performing Index, regardless of the performance of the other Index. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components.  For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each Index would not be combined, and the depreciation of either Index would not be mitigated by any appreciation of the other Index.  Instead, your return will depend solely on the Final Level of the Worst Performing Index.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Worst Performing Index than an investment in a security linked to the Worst Performing Index providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  As a result, the return on an investment in the Notes could be less than the return on a security directly linked to the positive performance of the Indices or a direct investment in the securities included in the Indices.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the levels of the Indices increase after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

•
You Will Not Have Any Rights to the Securities Included in the Indices – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Indices would have. The Final Level will not reflect any dividends paid on the securities included in the Indices.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the levels of the Indices, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date –The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

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An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets – Because foreign companies or foreign equity securities included in the Indices are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, an investment in the Notes involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement. For the avoidance of doubt, if a market disruption event occurs on the valuation date only as to one Index, the determination of only that Index will be postponed as described in that section.

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

INFORMATION REGARDING THE INDICES

All disclosures contained in this pricing supplement regarding each Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the index sponsors. Each index sponsor, which owns the copyright and all other rights to the relevant Index, has no obligation to continue to publish, and may discontinue publication of, the relevant Index. The consequences of either index sponsor discontinuing publication of the relevant Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of either Index or any successor index.

The MXEA

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MXEA is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of June 30, 2014, the MXEA consisted of companies from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom. The MXEA is comprised of companies in both the Large Cap Index and Mid Cap Index, as discussed in the section “—Defining Market Capitalization Size Segments for Each Market” below. The MXEA is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

RBC Capital Markets, LLC

Bullish Barrier Booster Notes Linked to the Worst Performing of the MSCI EAFE Index and the EURO STOXX 50® Index, Due January 11, 2018

•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float−Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float−adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi−annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.

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Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size−based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

•	determining the market size−segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size−segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover. In particular, index maintenance involves:

(i)	Semi−Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

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•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)
Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor RBCCM accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the MXEA or any successor to the MXEA.

License Agreement

We have entered into a non-exclusive license agreement with MSCI providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the MXEA in connection with securities, including the Notes. The MXEA is owned and published by MSCI.

The license agreement between MSCI and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes or the ability of the MXEA to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MXEA, which is determined, composed and calculated by MSCI without regard to the Notes or to us. MSCI has no obligation to take our needs or the needs of the owners of the Notes into consideration in determining, composing or calculating the MXEA. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of the Notes or in the determination or calculation of the equation by which the Notes are redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the Notes in connection with the administration, marketing or trading of the Notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MXEA FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE MXEA OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MXEA OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE REFERNCE ASSET AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE REFERNECE ASSET OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trade mark or service mark rights to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

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Historical Information for the MSCI EAFE Index

The graph below sets forth the information relating to the historical performance of the MSCI EAFE Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the MSCI EAFE Index. The information provided in this table is for the four calendar quarters of 2011, 2012 and 2013, the first and second calendar quarters of 2014, and for the period from July 1, 2014 to July 8, 2014.

We obtained the information regarding the historical performance of the MSCI EAFE Index in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the MSCI EAFE Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the MSCI EAFE Index. We cannot give you assurance that the performance of the MSCI EAFE Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the MSCI EAFE Index	Low Intra-Day Level of the MSCI EAFE Index	Period-End Closing Level of the MSCI EAFE Index

1/1/2011	3/31/2011	1,765.83	1,570.69	1,702.55
4/1/2011	6/30/2011	1,811.64	1,615.84	1,708.08
7/1/2011	9/30/2011	1,730.96	1,304.82	1,373.33
10/1/2011	12/31/2011	1,570.47	1,292.78	1,412.55

1/1/2012	3/31/2012	1,592.59	1,402.15	1,553.46
4/1/2012	6/30/2012	1,573.91	1,299.96	1,423.38
7/1/2012	9/30/2012	1,574.40	1,356.58	1,510.76
10/1/2012	12/31/2012	1,623.07	1,466.88	1,604.00

1/1/2013	3/31/2013	1,713.97	1,603.67	1,674.60
4/1/2013	6/30/2013	1,795.53	1,590.84	1,638.94
7/1/2013	9/30/2013	1,856.23	1,630.65	1,818.23
10/1/2013	12/31/2013	1,916.05	1,787.15	1,915.60

1/1/2014	3/31/2014	1,947.84	1,789.23	1,915.69
4/1/2014	6/30/2014	1,996.94	1,876.61	1,972.12
7/1/2014	7/8/2014	1,999.92	1,964.54	1,964.55

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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The SX5E

The SX5E was created by STOXX, as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the SX5E began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.  Additional information about the SX5E is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this term sheet.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final Index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the EURO STOXX® supersector indices, which includes stocks selected from the Eurozone portion of the STOXX Europe 600® supersector indices. The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Index Composition and Maintenance

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and much effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

Index =       free float market capitalization of the index at the time
                                    divisor of the index at the time

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The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the SX5E is being calculated.

The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

License Agreement

Royal Bank of Canada has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the Notes.

STOXX has no relationship to Royal Bank of Canada, other than the licensing of the SX5E and its service marks for use in connection with the Notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the Notes.

▪	recommend that any person invest in the Notes or any other financial products.

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

▪	have any responsibility or liability for the administration, management or marketing of the Notes.

▪	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX will not have any liability in connection with the Notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

•	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E or its data;

•	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;

•	any errors, omissions or interruptions in the SX5E or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the SX5E and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

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Historical Information for the EURO STOXX 50® Index

The graph below sets forth the information relating to the historical performance of the EURO STOXX 50® Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the EURO STOXX 50® Index. The information provided in this table is for the four calendar quarters of 2011, 2012 and 2013, the first and second calendar quarters of 2014, and for the period from July 1, 2014 to July 2, 2014.

We obtained the information regarding the historical performance of the EURO STOXX 50® Index in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the EURO STOXX 50® Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the EURO STOXX 50® Index. We cannot give you assurance that the performance of the EURO STOXX 50® Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the EURO STOXX 50® Index	Low Intra-Day Level of the EURO STOXX 50® Index	Period-End Closing Level of the EURO STOXX 50® Index

1/1/2011	3/31/2011	3,077.24	2,717.74	2,910.91
4/1/2011	6/30/2011	3,029.68	2,692.95	2,848.53
7/1/2011	9/30/2011	2,887.30	1,935.89	2,179.66
10/1/2011	12/31/2011	2,506.22	2,054.98	2,316.55

1/1/2012	3/31/2012	2,611.42	2,279.73	2,477.28
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/30/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93

1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,622.62
7/1/2013	9/30/2013	2,955.47	2,539.15	2,893.15
10/1/2013	12/31/2013	3,116.23	2,891.39	3,109.00

1/1/2014	3/31/2014	3,185.68	2,944.13	3,161.60
4/1/2014	6/30/2014	3,325.50	3,083.43	3,228.24
7/1/2014	7/8/2014	3,289.82	3,184.38	3,184.38

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under proposed Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the securities, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments or deemed payments made on the securities on or after January 1, 2016 that are treated as dividend equivalents. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Delivery of the Notes will be made against payment for the Notes on July 11, 2014, which is the third (3rd) business day following the pricing date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Indices.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Indices, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

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The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

RBC Capital Markets, LLC